SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Bioceres Crop Solutions Corp.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G1117K 114

(CUSIP Number)

Gloria Montaron Estrada

General Counsel

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Person. Bioceres LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power (see Item 5 below) 26,978,674

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power (see Item 5 below) 26,978,674

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,978,674

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 74.7%

14	Type of Reporting Person HC

CUSIP No. G1117K 114

1	Names of Reporting Person. Bioceres S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Argentina

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power (see Item 5 below) 26,978,674

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power (see Item 5 below) 26,978,674

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,978,674

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 74.7%

14	Type of Reporting Person HC

CUSIP No. G1117K 114

SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to the ordinary shares, par value $0.0001 per share, of Bioceres Crop Solutions Corp. (formerly known as Union Acquisition Corp.) (the “Issuer”). The principal executive office of the Issuer is located at Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)              This statement is filed by:

(i)                  Bioceres LLC, which is the holder of record of approximately 74.7% of the issued and outstanding ordinary shares of the Issuer (26,978,674) based on the number of ordinary shares outstanding as of March 14, 2019, as reported by the Issuer in its report on Form 20-F, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 14, 2019; and

(ii)               Bioceres S.A., the parent company of Bioceres LLC and the Issuer, and the ultimate beneficial holder of ordinary shares held by Bioceres LLC.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)              The address of the principal business and principal office of Bioceres LLC is 1209 Orange Street, Wilmington 19801-1120, County of New Castle. The address of the principal business and principal office of Bioceres S.A. is Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina.

(c)               The Reporting Persons’ principal business is providing a fully-integrated crop productivity solutions, including seeds, seed traits, seed treatments, biologicals, high-value adjuvants and fertilizers and Emerging Solutions, including high value research & development, technical and advisory services.

(d)              None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)                Bioceres LLC is a Delaware limited liability company. Bioceres S.A. is a company organized under the laws of Argentina.

Item 3.	Source and Amount of Funds or Other Consideration.

The consideration for the ordinary shares beneficially owned by the Reporting Persons was all the stock of BCS Holdings, Inc (a wholly owned indirect subsidiary of Bioceres LLC) and all of Bioceres LLC’s equity interest in Bioceres Semillas S.A., a majority owned subsidiary of Bioceres LLC.

Item 4.	Purpose of the Transaction

On March 14, 2019, Union Acquisition Corp. (“Union” or “UAC”), whose name changed to Bioceres Crop Solutions Corp., consummated the previously announced business combination pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”), by and

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among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to an internal reorganization, which consummated on February 28, 2019.

On February 28, 2019, UAC announced the voluntary transfer of the listing of UAC’s ordinary shares and warrants from the New York Stock Exchange (“NYSE”) to the NYSE American exchange (“NYSE American”), subject to completion of the business combination and to meeting the initial listing requirements of the NYSE American. Upon the consummation of the business combination on March 14, 2019, UAC’s name changed to Bioceres Crop Solutions Corp., and UAC’s ordinary shares and warrants commenced trading under the new symbols “BIOX” and “BIOX WS,” respectively. As consideration for the business combination, UAC issued 26,978,674 ordinary shares and 7,500,000 warrants to Bioceres LLC.

As of the date of this report, there were 12,700,000 private placement warrants outstanding (5,200,000 of which were issued in connection with Union’s initial public offering and 7,500,000 of which were issued in connection with the business combination) and 11,500,000 public warrants outstanding. Each of the 5,200,000 private warrants and 11,500,000 public warrants is exercisable for one ordinary share at an exercise price of US$11.50. Out of the 7,500,000 warrants issued in connection with the business combination, (A) 2,500,000 warrants are exercisable for ordinary shares on a one-on one basis, having a strike price of US$11.50, that will vest if and when the price of the ordinary shares trades above US$15.00 for any twenty (20) trading days within any thirty (30) trading-day period; (B) 2,500,000 warrants have a strike price of US$15.00, which will vest upon issuance; and (C) 2,500,000 warrants have a strike price of US$18.00, which will vest upon issuance.

The ordinary shares owned by the Reporting Persons have been acquired pursuant to the business combination. The Reporting Persons may make further acquisitions of the ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares held by the Reporting Persons at any time depending on prevailing market conditions, other investment opportunities and other factors, subject to the relevant transfer restrictions, including the lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of ordinary shares beneficially owned by the Reporting Persons, outstanding as of March 14, 2019, as reported by the Issuer in its report on Form 20-F, filed by the Issuer with the SEC on March 14, 2019 are as follows:

Bioceres LLC

a)	Amount beneficially owned: 26,978,674	Percentage: 74.7%
b)	Number of shares to which the Reporting Person has:
	Sole power to vote or to direct the vote:	0
	Shared power to vote or to direct the vote:	26,978,674
	Sole power to dispose or to direct the disposition of:	0
	Shared power to dispose or to direct the disposition of:	26,978,674

Bioceres S.A.

a)	Amount beneficially owned: 26,978,674	Percentage: 74.7%
b)	Number of shares to which the Reporting Person has:
	Sole power to vote or to direct the vote:	0
	Shared power to vote or to direct the vote:	26,978,674
	Sole power to dispose or to direct the disposition of:	0
	Shared power to dispose or to direct the disposition of:	26,978,674

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Bioceres LLC is a wholly-owned subsidiary of, and controlled by, Bioceres S.A. As a result, Bioceres S.A. may be deemed to be the ultimate beneficial owner of ordinary shares held by Bioceres LLC.

(c)               None of the Reporting Persons has effected any transactions of the Issuer’s ordinary shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d)              Not applicable.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The summary of each agreement set forth below is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated by reference herein as Exhibit 10.1, 10.2, 10.3, 10.4 and 10.5, respectively.

Escrow Agreement

As a condition precedent to the closing of the business combination, Bioceres S.A., UAC, Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, and Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”), entered into an escrow agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, UAC agreed to issue, on the closing date of the business combination, to the Escrow Agent 5% of ordinary shares issued to Bioceres Inc. (currently Bioceres LLC) as consideration in the business combination, in book entry form (including any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) to be held along with any Escrow Property (as defined below), by the Escrow Agent in a segregated escrow account (the “Escrow Account,” and as reduced by any disbursements of such Escrow Shares from the Escrow Account by the Escrow Agent in accordance with the terms of the Escrow Agreements and the Exchange agreement, the “Escrow Property”).

The Escrow Shares and other Escrow Property will serve as a source of security after the closing for Bioceres LLC’s and Bioceres S.A.’s indemnification obligations under the Exchange Agreement. Payments from the Escrow Account with respect to any indemnification claims will first be paid with the Escrow Shares and then with any remaining property in the Escrow Account. The Escrow Property will no longer be subject to any indemnification claim after the date that is the later of (i) October 31, 2019 and (ii) 30 days after the date on which Bioceres LLC delivers to UAC the financial statements of Bioceres Semillas, Bioceres Inc. and each of its indirect and indirect subsidiaries (the “Group”) for its 2019 fiscal year audited in accordance with IFRS (the “Escrow Release Date”); provided, however, with respect to any indemnification claims made on or prior to the Escrow Release Date that remain unresolved as of the end of the Escrow Release Date (“Pending Claims”), all or a portion of the Escrow Property reasonably necessary to satisfy such Pending Claims shall remain in the Escrow Account until such time as such Pending Claim is resolved. After the Escrow Release Date, any Escrow Property remaining in the Escrow Account that is not subject to Pending Claims, if any, and not subject to resolved but unpaid claims in favor of an indemnified party, will be disbursed by the Escrow Agent to Bioceres LLC. Promptly after the final resolution of all Pending Claims and the payment of all indemnification obligations, the Escrow Agent will disburse any Escrow Property remaining in the Escrow Account to Bioceres LLC.

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The Escrow Agreement will terminate upon the final, proper and complete distribution of the Escrow Property in accordance with the terms of the Escrow Agreement.

Lock-up Agreement

In connection with the execution of the Exchange Agreement, UAC, Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, and Bioceres LLC entered into a lock-up agreement pursuant to which Bioceres LLC may not transfer the ordinary shares acquired in connection with the business combination until (i) the earlier of (x) one year after the completion of the business combination and (y) the date on which the closing price of the ordinary shares equals or exceeds US$12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30 trading day period commencing on 150 days after completion of the business combination, and (ii) the date on which Bioceres Crop Solutions Corp. consummates a subsequent liquidation, merger stock exchange or other similar transaction which results in all shareholders having the right to exchange their ordinary shares for cash, securities or other properties.

Amended and Restated Registration Rights Agreement

Upon the consummation of the business combination, UAC’s initial shareholders prior to the initial public offering and their affiliates, including certain directors of UAC (collectively the “restricted stockholders”) entered into an Amended and Restated Registration Rights Agreement in respect of the restricted securities held by such restricted stockholders. Pursuant to the Registration Rights Agreement, the restricted stockholders and their permitted transferees will be entitled to certain registration rights, including, among other things, customary registration rights, including demand and piggy-back rights. Additionally, the restricted stockholders have agreed not to sell, transfer, pledge or otherwise dispose of the ordinary shares they own for one year from the consummation of the business combination.

Warrant Agreement

Upon the consummation of the business combination, and in connection with the issuance of 7,500,000 warrants, Bioceres Crop Solutions Corp. and Continental Stock Transfer & Trust Company, as warrant agent, entered into a warrant agreement, pursuant to which Bioceres Crop Solutions Corp. has agreed that as soon as practicable after the consummation of the business combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act of 1933, as amended, of the ordinary shares issuable upon exercise of the warrants.

Shareholders Agreement

Prior to the consummation of the business combination, Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (“IPS”) entered into a shareholders agreement, pursuant to which, among other things, (i) Bioceres LLC has a right of first refusal for any transfer of ordinary shares held by Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS, (ii) each party has a tag-along right with respect to sales of ordinary shares by other parties and (iii) Bioceres LLC has a drag-along right to cause the sales of ordinary shares held by Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS in connection with a third-party offer to buy a number of ordinary shares that exceed the number of shares held by Bioceres LLC.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1

Escrow Agreement, dated as of March 14, 2019, by and among Union Acquisition Corp., Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, Bioceres S.A. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.9 to Bioceres Crop Solutions Corp.’s Report on Form 20-F (File No. 001-38836), filed with

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the SEC on March 14, 2019)

Exhibit 10.2

Lock-up Agreement, dated as of November 8, 2018, by and among Union Acquisition Corp., Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, and Bioceres, Inc. (Incorporated by reference to Exhibit 10.2 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 8, 2018)

Exhibit 10.3

Amended and Restated Registration Rights Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp. and the Investors named therein (Incorporated by reference to Exhibit 4.5 to Bioceres Crop Solutions Corp.’s Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

Exhibit 10.4

Warrant Agreement, dated as of March 14, 2019, by and between Bioceres Crop Solutions Corp. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.6 to Bioceres Crop Solutions Corp.’s Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

Exhibit 10.5	Shareholders Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp.

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOCERES LLC

By	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer
	Date:	March 22, 2019

BIOCERES S.A.

By	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer
	Date:	March 22, 2019